File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2020
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2020, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Sales by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	100,000,000	2.00	107.888	1-July-2020	2-June-2026
NZD	200,000,000	0.75	99.86784	3-July-2020	3-July-2025
USD	100,000,000	2.25	112.068	6-July-2020	18-June-2029
USD	100,000,000	3.00	109.351	6-July-2020	21-Feb-2024
TRY	16,800,00	Zero Coupon	81.10	7-July-2020	8-July-2022
USD	100,000,000	2.375	111.404	13-July-2020	7-July-2027
AUD	140,000,000	1.30	100.00	15-July-2020	15-Jan-2031
USD	25,000,000	0.25	99.948	4-Aug-2020	4-Aug-2022
USD	100,000,000	2.25	112.955	5-Aug-2020	18-June-2029
USD	100,000,000	2.125	107.911	11-Aug-2020	15-Jan-2025
USD	100,000,000	2.25	112.681	18-Aug-2020	18-June-2029
USD	100,000,000	3.00	109.373	19-Aug-2020	21-Feb-2024
USD	100,000,000	2.375	111.560	21-Aug-2020	7-July-2027
USD	100,000,000	2.25	112.120	24-Aug-2020	18-June-2029
CAD	500,000,000	0.875	99.392	27-Aug-2020	27-Aug-2027
USD	2,500,000,000	0.25	99.841	2-Sep-2020	15-Nov-2023
CAD	600,000,000	0.75	99.915	14-Sep-2020	15-Oct-2025
BRL	18,310,000	2.72	99.99	16-Sep-2020	14-Sep-2023
INR	319,000,000	3.69	99.98	16-Sep-2020	14-Sep-2023
USD	1,500,000,000	0.625	99.822	16-Sep-2020	16-Sep-2027
USD	100,000,000	3.00	109.2425	21-Sep-2020	21-Feb-2024
TRY	250,000,000	Zero Coupon	75.00	24-Sep-2020	26-Sep-2022

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

September 30, 2020

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS... 1

    INTRODUCTION 3

    FINANCIAL STATEMENT REPORTING 3

    COVID-19..3

    ACCOUNTING DEVELOPMENTS...5

    FINANCIAL HIGHLIGHTS...6

        Developmental Assets 7

        Borrowing operations 8

        Derivatives 9

        Financial results..9

    CAPITAL ADEQUACY 9

    CONDENSED BALANCE SHEET 10

        Developmental assets 10

        Investment Portfolio 10

        Borrowing Portfolio 10

        Equity 11

        Transfers to the IDB Grant Facility 11

        Transfers to the Inter-American Investment Corporation...11

    RESULTS OF OPERATIONS 12

        Core Operating Income (Non-GAAP Measure) 13

    COMMITMENTS...14

        Guarantees..14

        Contractual Obligations...14

    LIQUIDITY MANAGEMENT 15

    COMMERCIAL CREDIT RISK 16

    SUBSEQUENT AND OTHER DEVELOPMENTS. 17

        Funded Status of Pension and Postretirement Benefit Plans (Plans)........................17

        Replacement of LIBOR..17

        Management changes 17

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED) 18

    Condensed Balance Sheet 19

    Condensed Statement of Income and Retained Earnings..20

    Condensed Statement of Comprehensive Income...20

    Condensed Statement of Cash Flows 21

    Notes to the Condensed Quarterly Financial Statements 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2020

INTRODUCTION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO, inactive after December 31, 2016), the Intermediate Financing Facility Account (IFF, terminated in April 2020, effective January 1, 2020, as discussed below), and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

In April 2020, the Board of Governors approved the transfer of all assets of the IFF to the GRF and the termination of the IFF as of January 1, 2020. The GRF will provide the remaining interest subsidies by either continuing to make subsidy payments in accordance with the terms and conditions set forth in the corresponding loan contracts; or through a one-time payment to settle all expected future subsidy payments.

This document should be read in conjunction with the Bank's Information Statement dated February 27, 2020, which includes the Ordinary Capital financial statements for the year ended December 31, 2019. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP are: the valuation of certain financial instruments carried at fair value, the allowances for developmental assets credit losses, and the valuation of pension and postretirement benefit plan-related liabilities. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income[2]. Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions are reported separately in the Statement of Income and Retained Earnings.

COVID-19

The global outbreak of SARS-CoV-2 (also referred to as COVID-19) has disrupted economic activity on a global scale and created significant volatility in financial markets. Many central banks around the world reacted quickly and implemented measures to support the economy. The containment measures adopted by most countries to prevent the spread of the virus amount to a partial, organized closedown of the economy. These measures have

---

[1]   In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.
[2]   References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

already negatively impacted growth, led to a revision of growth outlooks around the globe, and put pressure on fiscal balances, currencies, and other monetary and financial indicators. According to the October 2020 IMF projections, Latin America and the Caribbean is expected to suffer a recession of 8.1% this year, much more significant than that recorded in 2009 (around 2% of GDP), but with positive growth of 3.6% in 2021. Scenarios developed by the IDB suggested negative growth between 8% and 10% this year, but with a somewhat slower recovery. The sharp fall in economic activity, together with widening inequality, prompt serious social and economic challenges going forward. The Bank expects this economic scenario to result in a deterioration of credit ratings for our sovereign and non-sovereign-guaranteed operations and, depending on its duration, to further increase the Bank's allowance for developmental assets credit losses, as well as affect the performance of the Bank's investment portfolio.

The Bank remains the main source of multilateral lending to countries in Latin America and the Caribbean and intends to support its borrowing member countries and private sector clients by redirecting resources and increasing disbursements to help finance the response to COVID-19. We expect both Bank approvals and disbursements during 2020 to exceed $15 billion. The size of our financial support speaks to the unique threat that the pandemic poses to the social and economic development of our borrowing member countries, but still preserves our financial strength and sustainability as mandated by our shareholders who recognize the strategic importance of maintaining IDB's triple-A rating in times of uncertainty like these.

From a development perspective, the Bank will focus its support on the following four priority areas: 1) the immediate public health response, supporting countries' preparedness and response capacities to help contain the transmission of the virus and mitigate its impact, 2) safety nets for vulnerable populations, providing funding for countries to adopt measures to protect the income of the most affected populations, 3) protection of the productive sector and employment, supporting the sustainability of micro, small and medium-sized enterprises (MSMEs) that employ approximately 61% of the region's workforce and, 4) public policies and fiscal management for the amelioration of economic impacts.

From a financial standpoint, Bank policies require Management to balance equity accumulation and growth of (risk weighted) assets through its long-term financial plan. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility events and assesses financial resiliency regularly through stress testing. All internal and external capital and liquidity metrics remain within their respective financial and risk management policy thresholds.

In addition to financial support, IDB will leverage its global network of donors and partners to support our member countries in sourcing medical supply and will share and curate knowledge around COVID-19 and response measures, as well as continue to provide financial services to our clients in a timely manner.

In order to contribute to the slowdown of the spread of COVID-19 and protect our staff, effective March 16th, 2020, all staff and consultants at IDB's headquarters in Washington and our offices in Latin America, the Caribbean, Spain, and Japan were placed on mandatory telework until further notice. No meaningful business disruption incidents were recorded. Board meetings resumed shortly thereafter, and changes were adopted to governance procedures to allow for virtual meetings and electronic voting. Management committee meetings have continued to operate uninterrupted and meet regularly to provide follow up and coordinate COVID-19 response.

In June 2020, the Bank developed the Return to the Office Framework (RTO), designed to assist in managing the return of employees to our facilities and to respond to differing situations that may be encountered in our countries as a result of the pandemic crisis. According to the RTO, returning to the office will be a progressive process in four modules to support business continuity while minimizing the potential risk of contagion by limiting the number of employees present at the office and staggering their return.

Given mandatory telework, the Bank has seen an increase in cybersecurity risks and phishing attacks, which have been effectively mitigated thanks to past investments in remote access and cloud technology as well as strengthened operational risk management plans. Management continues to invest in preventive and detective technologies as well as in employee awareness to ensure high standards for cybersecurity.

ACCOUNTING DEVELOPMENTS

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under "Notes to the Condensed Quarterly Financial Statements" section.

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the nine months ended September 30, 2020 and 2019, as well as for the year ended December 31, 2019.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,				Year ended December 31,	
		2020		2019		2019
Lending Summary						
Loans and guarantees approved[1]	$	11,279	$	8,650	$	12,961
Undisbursed portion of approved loans[2]		34,088		32,835		32,187
Gross loan disbursements		8,578		6,472		10,574
Net loan disbursements[3]		3,714		1,203		3,388
Balance Sheet Data						
Cash and investments-net[4], after swaps	$	42,871	$	38,223	$	35,165
Developmental Assets						
Loans outstanding, net[5]		99,673		93,898		96,384
Debt securities, net		318		112		148
Total assets		152,603		138,089		136,358
Borrowings outstanding, after swaps		108,035		98,461		97,141
Equity		33,947		34,077		33,871
Income Statement Data						
Operating Income[6]	$	395	$	741	$	962
Net fair value adjustments on non-trading portfolios and foreign currency transactions[7]		(66)		398		402
Other components of net pension benefit costs		-		56		75
Board of Governors approved transfers		(64)		(54)		(54)
Net income		265		1,141		1,385
Comprehensive income[8]		222		1,195		980
Ratios						
Total Debt[9] to Equity[10] ratio		3.2		3.0		2.9
Total assets to equity[10] ratio		4.5		4.1		3.9
Cash and investments as a percentage of borrowings outstanding, after swaps		39.7%		38.8%		36.2%
Cost to income ratio[11]		37.2%		34.8%		37.0%
Return on equity ratio[12]		1.6%		3.0%		2.9%
Return on assets ratio[13]		0.4%		0.7%		0.7%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, non-sovereign-guaranteed loan participations, exposure exchange agreements, and $490 million approved under the Flexible Risk Mitigation Facility to Argentina.

(2) As of September 30, 2020, the undisbursed portion of approved loans includes $26,359 million related to signed loans (2019 - $23,036 million) and $22,222 million as of December 31, 2019. In 2020, the undisbursed portion of concessional signed loans amounted $678 million (2019 - $626 million) and $606 million as of December 31, 2019.

(3) Includes gross loan disbursements less principal repayments (and prepayments).

(4) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.

(5) Excludes lending swaps in a net liability position of $146 million as of September 30, 2020 (2019 - $275 million in a net asset position) and $291 million in a net asset position as of December 31, 2019.

(6) See page 12 for a full discussion of Operating Income under Results of Operations.

(7) Net fair value adjustments mostly relate to changes in the fair value of: a) lending swaps due to changes in USD interest rates, which are not fully offset with changes in the value of certain borrowing swaps related to borrowings that are not recorded at fair value; and b) equity duration swaps due to changes in USD interest rates.

(8) Includes Net income (loss), Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans and Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk.

(9) Borrowings (after swaps) and guarantee exposure.

(10) "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income (non-GAAP measure). Although the Bank prepares its financial statements in accordance with U.S. GAAP, Management reviews certain results, such as ratios based on equity, on a non-GAAP basis. This measure provides information about the underlying operational performance and financial condition of the Bank while excluding the effects of accumulated other comprehensive income and borrowing countries local currency cash balance, which may be restricted. Refer to Table 6 for a reconciliation of this measure to GAAP equity.

(11) Four year rolling average of Administrative expenses, excluding pension and postretirement benefit costs, divided by four year rolling average of Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.

(12) Annualized operating income divided by average equity.

(13) Annualized operating income divided by average total assets.

Developmental Assets

Loan operations: A summary of the loans and guarantees approved, as well as the undisbursed portion of approved loans, during the nine month period ended September 30, 2020 and 2019 appears in **Table 1**.

TABLE 1: LOAN AND GUARANTEE APPROVALS
(Amounts expressed in millions of United States dollars)

	2020					2019							
		Concessional							Concessional				
	SG		SG		NSG[1]		Total		SG		SG		NSG	Total
Loans														
Number	**49**		**5**		**56**		**110**		59		-		58	117
Amount	$ **10,176**	$	**202**	$	**901**	$	**11,279**	$	7,320	$	-	$	1,230	$ 8,550
Guarantees														
Number	**-**		**-**		**-**		**-**		-		-		1	1
Amount	$ **-**	$	**-**	$	**-**	$	**-**	$	-	$	-	$	100	$ 100
Total	$ **10,176**	$	**202**	$	**901**	$	**11,279**	$	7,320	$	-	$	1,330	$ 8,650
Undisbursed														
balance	$ **31,948**	$	**745**	$	**1,395**	$	**34,088**	$	29,607	$	689	$	2,539	$ 32,835
Related to signed loans	$ **24,870**	$	**678**	$	**811**	$	**26,359**	$	21,728	$	626	$	682	$ 23,036

(1) There were seven loans for $490 million originated by IIC and co-financed by the Bank (2019 - 16 for $836 million).

Table 2 presents the sovereign (SG) and non-sovereign-guaranteed (NSG) loans and guarantees portfolio as of September 30, 2020 and December 31, 2019.

TABLE 2: OUTSTANDING LOANS AND GUARANTEES
(Expressed in millions of United States dollars)

	September 30, 2020	December 31, 2019
Sovereign Loans	$ **95,008**	$ 91,166
Sovereign Guarantees	**357**	60
Sovereign Portfolio	**95,365**	91,226
Non-Sovereign Loans	**5,116**	5,557
Non-Sovereign Guarantees	**360**	438
Non-Sovereign Portfolio	**5,476**	5,995
Total Loans & Guarantees Outstanding	$ **100,841**	$ 97,221
NSG Portfolio as a percentage of total loans and guarantees	**5.4%**	6.2%

For 2020 and 2019, the approved lending spread and credit commission for the Bank's main non-concessional sovereign-guaranteed loans is 0.80% and 0.50%, respectively. No supervision and inspection fees have been applied for said period.

The concessional funded portions of blended loans are bullet loans with 40-year maturities, and with an interest rate of 0.25%.

Debt Securities: The Bank may also invest in debt securities to further its developmental objectives, mainly co-financed with the Inter-American Investment Corporation (IIC). Generally, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity.

During the first nine months of 2020, the Bank purchased three debt securities issued at par with an outstanding balance of $201 million (2019 - $130 million).

Allowance for developmental assets credit losses: On January 1, 2020, the Bank adopted Accounting Standard Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and other related ASUs (collectively referred to as the CECL Standard or the CECL Model) issued by the Financial Accounting Standards Board (FASB). The CECL Model is applicable to the Bank's developmental assets such as loans and held-to-maturity debt securities measured at amortized cost basis, as well as off-balance-sheet undisbursed loan commitments and financial guarantees. A cumulative-effect adjustment to the 2020 opening retained earnings of $38 million was recorded. This increase is largely driven by the additional allowance assessed on the off-balance-sheet undisbursed loan commitments credit exposures in the non-sovereign guaranteed lending portfolio.

The allowance for developmental assets credit losses amounted to $526 million at September 30, 2020 compared to $349 million at December 31, 2019. The increase of $177 million is mainly due to: i) an increase in the collective allowance as a result of the credit deterioration of the NSG and SG developmental assets of $81 million, ii) an increase in the specific allowance of the SG and NSG portfolio of $58 million, and iii) the effect of the initial adoption of CECL standard in the amount of $38 million.

The Bank had individually assessed NSG loans with outstanding balances of $321 million at September 30, 2020, compared to $315 million at December 31, 2019. As of September 30, 2020, the specific allowance for credit losses on individually assessed NSG and SG loans were $140 million and $53 million, respectively, compared to $120 million for NSG and $15 million for SG loans at December 31, 2019. The percentage of the NSG specific allowance for credit losses on individually assessed loans was 44% as of September 30, 2020, and 38% as of December 31, 2019.

As of September 30, 2020, the total amount of the Republic of Venezuela's (Venezuela) sovereign-guaranteed operations in arrears amounted to $756 million, including interest, from which $630 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest income not recognized amounted to $46 million during the first nine months of 2020 ($63 million as of September 30, 2019), and the related specific allowance for credit losses was $53 million ($15 million as of December 31, 2019). There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of September 30, 2020 or December 31, 2019.

Under the IDB's guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not reschedule its sovereign-guaranteed loans. Venezuela became a shareholder of the IDB when the institution was founded in 1959, has reiterated its commitment to the Bank and its intention to undertake payments. Even though the nonaccrual period could potentially be lengthy, the Bank still expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the specific allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of loan impairment is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess significant assumptions accordingly.

Borrowing operations

During the first nine months of the year, the Bank issued bonds for a total face amount of $24,041 million (2019 – $16,358 million) that generated proceeds of $24,088 million (2019 – $16,423 million), representing increases of $7,683 million and $7,665 million, respectively, compared to the same period last year. The average life of new issues was 4.8 years in 2020 (2019 – 5.3 years). The Bank increased its 2020 borrowing program from an originally projected $20 billion to $27.2 billion due to anticipated higher lending volumes as part of the Bank's efforts to assist the region in mitigating the impact of the COVID-19 pandemic.

During 2020, the Bank continues to be rated Triple-A by the major credit rating agencies.

The Debt-to-Equity ratio at September 30, 2020 was 3.2 compared to 2.9 at the end of last year (See **Table 3**).

Derivatives

Commodity options: The Flexible Financing Facility (FFF) offers financial solutions to further borrowers' risk management capabilities in projects, lending programs and asset-liability management strategies. Sovereign borrowers can choose from a menu of embedded options to tailor financial terms of Ordinary Capital loans. The FFF also offers stand-alone hedges to transform risk characteristics of all IDB obligations. Latin American and Caribbean countries are exposed to commodity price volatility with significant impact to their fiscal accounts. Through built-in options in FFF loans, borrowers have the ability to manage exposures to commodity prices. These options are available at any time during the life of a loan.

During 2020, the Bank executed a commodity hedge with a notional amount of $31 million as of September 30, 2020.

Financial results

Operating income during the first nine months of 2020 was $395 million, compared to $741 million for the same period last year, a decrease of $346 million. This decrease was mainly due to lower net interest income of $231 million, a decrease in net investment gains of $12 million, an increase in the provision for developmental assets credit losses of $80 million, and increase in net non-interest expense of $21 million (See **Table 4**).

During the nine months ended September 30, 2020, the trading investments portfolio experienced net mark-to-market gains of $18 million, compared to $30 million during the nine months ended September 30, 2019. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $29 million during the first nine months of 2020 compared to $30 million during the same period in 2019.

On January 1, 2020, the Bank adopted the CECL standard which is applicable to the Bank's developmental assets. The provision for developmental assets credit losses was $142 million during the first nine months of 2020. This increase was mainly due to an increase in the collective allowance for loans outstanding in the non-sovereign-guaranteed portfolio, which is explained by the worsening of microeconomic forecasts due to a large extent to the COVID-19 pandemic. Additionally, there was an increase in the specific allowance for loans outstanding in the sovereign-guaranteed portfolio, mainly due to the revision of the nonaccrual length assumption to reflect Management's best estimate of the delay in Venezuela's debt service.

The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $66 million for the nine months ended September 30, 2020, compared to $398 million gains for the same period in 2019. Net fair value adjustments mostly relate to changes in the fair value of: a) lending swaps due to changes in USD interest rates, which are not fully offset with changes in the value of certain borrowing swaps related to borrowings that are not recorded at fair value; and b) equity duration swaps due to changes in USD interest rates.

CAPITAL ADEQUACY

The Bank's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality and regional concentration of its borrowers. Specific risk limits in terms of capital requirements for investments and derivatives are also included that enables Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Developmental assets

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries, to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also lends to other multilateral development institutions without sovereign guarantee. NSG loans operations are currently capped to an amount such that economic capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3]. During the seven-year period that started on January 1, 2016, NSG loans activities are being originated by the IIC and cofinanced by the Bank and the IIC. Refer to the Transfers to the Inter-American Investment Corporation section for further information.

The loan portfolio is the Bank's principal earning asset, of which 95% at September 30, 2020 was sovereign-guaranteed (94% as of December 31, 2019). At September 30, 2020, the total volume of outstanding loans was $100,124 million, of which $4,781 million was under concessional terms, compared with $96,723 million and $4,706 million, respectively, as of December 31, 2019. The change is driven by the sustained growth in the level of approvals of development-related assets during the period 2018-2020 (20% increase relative to the period 2012-2017) and continued execution of the loan portfolio. During 2020, loan disbursements ($8,578 million) exceeded loan collections ($4,864 million).

As of September 30, 2020, 5% of the outstanding loans and guarantees exposure was for non-sovereign-guaranteed loans, compared to 6% at December 31, 2019. The non-sovereign-guaranteed loan portfolio, including loans to other multilateral development institutions, totaled $5,116 million, compared to $5,557 million at December 31, 2019.

Investment Portfolio

The Bank's investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank's liquidity policy. Net investments levels, after swaps, increased $7,954 million during the first nine months of 2020, mainly resulting from higher net cash inflows from borrowings, offset by higher net cash outflows from loan disbursements.

Borrowing Portfolio

The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $10,894 million compared with December 31, 2019, primarily due to a higher amount of new borrowings ($24,088 million) than maturities ($12,783 million), which was partially offset by a decrease in the fair value of borrowings and related swaps ($503 million).

---

(3)   As of September 30, 2020, the date of the latest quarterly report to the Board of Executive Directors, the economic capital requirements of non-sovereign-guaranteed operations was $1,619 million, or 4.9% of the Bank's Total Equity.

Equity

Equity at September 30, 2020, was $33,947 million, an increase of $76 million from December 31, 2019, mainly due to Net income of $265 million for the first nine months of the year, and $68 million amortization of net actuarial losses and prior service credit on pension plans; offset by $111 million loss related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, a $110 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend, and a cumulative-effect adjustment loss to the 2020 beginning retained earnings of $38 million due to the cumulative implementation adjustment of the expected credit loss accounting standard.

Table 3 presents the composition of the Debt-to-Equity ratio as of September 30, 2020 and December 31, 2019. The ratio increased from 2.9 to 3.2 mainly resulting from an increase in borrowings outstanding.

TABLE 3: TOTAL DEBT-TO-EQUITY RATIO
(Amounts expressed in millions of United States dollars)

	September 30, 2020	December 31, 2019
Borrowings outstanding after swaps and guarantee exposure	$ **108,752**	$ 97,639
Equity		
Paid-in capital stock	**11,853**	11,852
Capital subscriptions receivable	**(6)**	(6)
	11,847	11,846
Less: Receivable from members	**810**	811
Retained earnings:		
General reserve	**20,345**	20,271
Special reserve	**2,565**	2,565
	33,947	33,871
Minus:		
Borrowing countries' local currency cash balances	**179**	164
Accumulated other comprehensive income	**12**	55
Total Equity	$ **33,756**	$ 33,652
Total Debt-to-Equity Ratio	**3.2**	2.9

Transfers to the IDB Grant Facility

Income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they are considered based on actual disbursements and fund balance of the GRF. In March 2020, the Board of Governors reaffirmed its support for Haiti's reconstruction and approved income transfers from the Bank to the GRF amounting to $64 million (2019 - $54 million).

Transfers to the Inter-American Investment Corporation

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG loans activities from the Bank to the IIC became effective. During the seven-year period ending in 2022, NSG loans activities will be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG loans portfolio.

As part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders. Further, the IIC receives additional capital from its shareholders through approved transfers of a portion of Ordinary Capital's income in lieu of distributing this income to the shareholders of both the Bank and the IIC beginning in 2018. These transfers are accounted for as dividends to the Bank's shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the CAP, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2020, the Board of Governors approved a $110 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings (2019 - $50 million).

RESULTS OF OPERATIONS

Table 4 shows a breakdown of Operating Income. For the nine months ended September 30, 2020, Operating Income was $395 million compared to $741 million for the same period last year, a decrease of $346 million. This decrease was mainly due to lower net interest income, a decrease in net investment gains, an increase in the provision for developmental assets credit losses, and an increase in net non-interest expense.

Although changes in interest rates will, over the long term, result in corresponding changes in Operating Income, the effect on a single year is contained due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly hedged through the use of derivative instruments or passed through to the borrowers.

The Bank's policy of setting its lending rate on its SG loans as a cost pass-through plus a variable lending spread, immunizes it from the volatility associated with the underlying cost of funding which is primarily based on 3-month USD LIBOR. The Bank's net interest income is driven primarily by the lending spread the Bank charges on all its SG loans, which is normally reviewed annually, and when reset it applies to the entire SG lending portfolio, not just to new loans approved in that year.

The Bank had net interest income of $1,068 million during the first nine months of 2020, compared to $1,299 million for the same period last year. This was mostly due to the decrease in market interest rates.

Net mark-to-market investment gains amounted to $18 million, compared to $30 million for the same period in 2019, mainly due to the mark-to-market impact of lower interest rates.

On January 1, 2020, the Bank adopted the CECL standard which is applicable to the Bank's developmental assets. The provision for developmental assets credit losses was $142 million during the first nine months of 2020. This increase was mainly due to an increase in the collective allowance for loans outstanding in the non-sovereign-guaranteed portfolio, which is explained by the worsening of microeconomic forecasts due to a large extent to the COVID-19 pandemic. Additionally, there was an increase in the specific allowance for loans outstanding in the sovereign-guaranteed portfolio, mainly due to the revision of the nonaccrual length assumption to reflect Management's best estimate of the delay in Venezuela's debt service.

TABLE 4: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,					
						2020 vs
		2020			2019	2019
Loan interest income[1]	$	1,833	$	2,526	$	(693)
Investment interest income[1]		336		749		(413)
Other interest income		5		1		4
		2,174		3,276		(1,102)
Less:						
Borrowing expenses[1]		1,106		1,977		(871)
Net interest income		1,068		1,299		(231)
Other loan income		94		96		(2)
Net investment gains		18		30		(12)
Other expenses:						
Provision for developmental assets credit losses		142		62		80
Net non-interest expense		643		622		21
Total		785		684		101
Operating Income	$	395	$	741	$	(346)

(1) Amounts represent an after swap basis.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2020 and 2019, and the year ended December 31, 2019 are shown in **Table 5.**

TABLE 5: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2020		Nine months ended September 30, 2019		Year ended December 31, 2019	
	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %
Loans[1]	$ 98,833	2.48	$ 94,426	3.58	$ 94,807	3.46
Liquid investments[2][3]	38,366	1.24	36,773	2.89	36,671	2.79
Total earning assets	$ 137,199	2.13	$ 131,199	3.39	$ 131,478	3.27
Borrowings	$ 102,690	1.44	$ 96,896	2.84	$ 96,956	2.60
Net interest margin[4]		1.04		1.32		1.30

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes gains and losses.
(4) Represents annualized net interest income as a percent of average earnings assets.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains related to financial derivatives operations, as well as the provision for developmental assets credit losses. **Table 6** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Management considers core operating income as a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

During 2020, core operating income changes have been mostly related to a decrease in net interest income due to current market conditions, and an increase in the service cost associated with the Bank's pension plans due to the decrease in discount rates experienced on December 31, 2019.

TABLE 6: CORE OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,		
Core Operating Income (Non-GAAP Measure)	**2020**	2019	2020 vs 2019
Operating Income (Reported)	$ 395	$ 741	$ (346)
Less:			
Net investment gains	18	30	(12)
Add:			
Provision for developmental assets credit losses	142	62	80
Core operating income	$ 519	$ 773	$ (254)

COMMITMENTS

Guarantees
The Bank makes non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program.

Contractual Obligations
The Bank's most significant contractual obligations relate to the repayment of borrowings. As of September 30, 2020, the weighted average maturity of the medium- and long-term borrowing portfolio, after swaps, was 3.58 years with contractual maturity dates through 2058. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed signed loans ($26,359 million at September 30, 2020), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

LIQUIDITY MANAGEMENT

Table 7 shows a breakdown of the trading investments portfolio at September 30, 2020 and December 31, 2019, by major security class and its contractual maturity, on securities held at the end of the period.

TABLE 7: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES
(Expressed in millions of United States dollars)

| Security Class | September 30, 2020 | | | | |
	Maturity in in one year or less	one year to five years	five years to ten years	after ten years	Grand Total[1]
Obligations of the United States Government and its corporations and agencies	$ 2,947	$ 1,550	$ -	$ -	$ 4,497
U.S. Government-sponsored enterprises [2]	-	-	-	-	-
Obligations of non-U.S. governments	7,383	718	-	-	8,101
Obligations of non-U.S. agencies	6,577	6,691	-	-	13,268
Obligations of non-U.S. sub-sovereigns	1,333	3,007	-	-	4,340
Obligations of supranationals	3,045	254	-	-	3,299
Bank obligations	6,728	1,187	-	-	7,915
Corporate securities	1,685	244	-	-	1,929
Mortgage-backed securities	-	-	-	6	6
Asset-backed securities	-	-	-	11	11
Currency and interest rate swaps - investments-trading	(338)	(579)	-	-	(917)
Total trading investments	$ 29,360	$ 13,072	$ -	$ 17	$ 42,449

(1) Includes accrued interest of $113 million for trading investments and $(93) million for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(2) Does not include External Managers Program (EMP) amounting to $540 million, after swaps.

| Security Class | December 31, 2019 | | | | |
	Maturity in in one year or less	one year to five years	five years to ten years	after ten years	Grand Total[1]
Obligations of the United States Government and its corporations and agencies	$ 857	$ 1,526	$ -	$ -	$ 2,383
U.S. Government-sponsored enterprises [2]	-	-	-	3	3
Obligations of non-U.S. governments	3,915	768	-	-	4,683
Obligations of non-U.S. agencies	5,164	6,868	-	-	12,032
Obligations of non-U.S. sub-sovereigns	916	2,837	-	-	3,753
Obligations of supranationals	1,229	219	-	-	1,448
Bank obligations	5,769	2,479	-	-	8,248
Corporate securities	656	682	-	-	1,338
Mortgage-backed securities	-	-	-	7	7
Asset-backed securities	-	-	-	13	13
Currency and interest rate swaps - investments-trading	(45)	(295)	-	-	(340)
Total trading investments	$ 18,461	$ 15,084	$ -	$ 23	$ 33,568

(1) Includes accrued interest of $154 million for trading investments and $(72)million for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(2) Does not include External Managers Program (EMP) amounting to $534 million, after swaps.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Table 8 provides details of the estimated current credit exposure of the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2020, the credit exposure amounted to $44,042 million, compared to $34,537 million as of December 31, 2019. The credit quality of the portfolios continues to be high, as 70.9% of the counterparties are rated AAA and AA, 23.5% or equivalent short-term ratings (A1+), 4.8% are rated A, and 0.8% are rated BBB or below, compared to 84.7%, 9.7%, 5.2% and 0.4%, respectively, at December 31, 2019.

TABLE 8: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]
(Amounts expressed in millions of United States dollars)

| | September 30, 2020 | | | | | | |
| | Investments | | | | Net Derivatives Exposure[3] | Total Exposure on Investments and Swaps | % of Total |
Counterparty	Governments and Agencies	Banks	Corporates	ABS and MBS			
A1+	$ 9,568	$ 95	$ 670	$ -	$ -	$ 10,333	23.5
AAA	9,654	1,153	425	-	-	11,232	25.5
AA	13,179	5,966	734	6	126	20,011	45.4
A	1,306	701	100	-	7	2,114	4.8
BBB	47	-	-	-	-	47	0.1
BB	294	-	-	3	-	297	0.7
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	8	-	8	-
Total	$ 34,048	$ 7,915	$ 1,929	$ 17	$ 133	$ 44,042	100.0

| | December 31, 2019 | | | | | | |
| | Investments | | | | Net Derivatives Exposure[3] | Total Exposure on Investments and Swaps | % of Total |
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS			
A1+	$ 3,340	$ 25	$ -	$ -	$ -	$ 3,365	9.7
AAA	10,606	1,091	15	-	-	11,712	33.9
AA	9,378	6,773	1,323	7	78	17,559	50.8
A	1,418	359	-	-	17	1,794	5.2
BBB	57	-	-	-	-	57	0.2
BB	38	-	-	3	-	41	0.1
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	9	-	9	0.1
Total	$ 24,837	$ 8,248	$ 1,338	$ 19	$ 95	$ 34,537	100.0

(1)   Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.
(2)   Includes assets not currently rated.
(3)   Includes swaps, futures, and options.

SUBSEQUENT AND OTHER DEVELOPMENTS.

Funded Status of Pension and Postretirement Benefit Plans (Plans)

The volatility in the equity and credit markets affects the funded status of the Plans. As of September 30, 2020, asset values continued to recover from the economic impacts of COVID-19 on financial markets; however, increases in the Plans' liabilities due to decreases in discount rates have resulted in a decrease in the funded status of the Plans. Accordingly, as of September 30, 2020 and December 31, 2019, the Plans' assets represented approximately 80% and 89% of their benefit obligations, respectively. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans' liabilities are remeasured, as required by U.S. GAAP.

Replacement of LIBOR

In a July 2017 announcement, the United Kingdom Financial Conduct Authority questioned the sustainability of LIBOR in its current form, advocating a transition away from reliance on LIBOR to alternative reference rates and stating it will no longer persuade or compel LIBOR panel banks to submit rate quotes after the year 2021, resulting in a need to implement alternative benchmarks globally. Focusing on U.S. Dollar LIBOR, within the United States, the Federal Reserve Board and the New York Fed convened the Alternative Reference Rate Committee (ARRC) in 2014 to facilitate the transition from U.S. Dollar LIBOR to a more robust benchmark replacement rate. In April 2018, the Federal Reserve Bank of New York started publishing the AARC's recommended alternative, the Secured Overnight Financing Rate (SOFR), which is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. This reference rate is expected to replace U.S. Dollar LIBOR. Since then, one-month and three-month SOFR future contracts have started trading, and various Floating Rate Notes (FRN) linked to SOFR have been issued.

In 2018, the Bank established a multi-disciplinary working group to manage the transition away from LIBOR and other IBOR base rates. The purpose of the working group is to assess Bank exposure, and to devise and implement an orderly shift from IBOR rates to the relevant new replacement rates. As part of this exercise, the Bank is considering operational, legal, financial, market, and risk aspects. It has begun to assess sovereign-guaranteed and non-sovereign guaranteed lending operations, funding operations, and derivatives transactions, among others.

On the operational side, the Bank prices its sovereign-guaranteed loans on a pass-through basis, where funding costs are passed through to its borrowers. On the funding side, the Bank has ceased issuance of its FRN linked to LIBOR, and all outstanding LIBOR FRNs will reset before LIBOR discontinuation date currently scheduled for the end of 2021, with the exception of one single issuance that matures on July 15, 2022 for $1,500 million. The Bank has $1,000 million of SOFR linked FRNs outstanding as of September 30, 2020.

Management changes

Mr. Luis Alberto Moreno retired as president of the Bank effective September 30, 2020, after 15 years of service. The Board of Governors elected Mr. Mauricio J. Claver-Carone to be the President of the Bank for a five-year term beginning October 1, 2020.

On October 1, 2020, Ms. Jessica L. Bedoya was appointed Chief of Staff and Executive Advisor, Office of the Presidency, and Mr. Marlon Tábora Muñoz was appointed Executive Advisor of the Office of the President and Vice President for Finance and Administration, a.i.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2020 (Unaudited)		December 31, 2019 (Unaudited)	
ASSETS				
Cash and investments				
Cash - Note J	$ 1,825		$ 1,215	
Investments - Trading - Notes C, I and J	43,795	$ 45,620	34,289	$ 35,504
Developmental assets				
Loans outstanding, net - Notes D, F and J	99,673		96,384	
Debt securities, net - Note E	318	99,991	148	96,532
Accrued interest and other charges - Note F		790		841
Currency and interest rate swaps - Notes H, I, J and K				
Investments - Trading	5		32	
Loans	909		741	
Borrowings	3,915		1,391	
Other	2	4,831	2	2,166
Other assets - Note D		1,371		1,315
Total assets		$ 152,603		$ 136,358
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes G, H, I, J and K				
Short-term	$ 1,358		$ 1,273	
Medium- and long-term:				
Measured at fair value	79,010		64,625	
Measured at amortized cost	30,262	$ 110,630	31,113	$ 97,011
Currency and interest rate swaps - Notes H, I, J and K				
Investments - Trading	831		301	
Loans	1,055		450	
Borrowings	1,320		1,521	
Other	30	3,236	1	2,273
Payable for investment securities purchased		1,233		284
Payable for cash collateral received		910		52
Due to IDB Grant Facility - Note L		287		236
Accrued interest on borrowings		575		689
Accrued interest on swaps, net		-		88
Liabilities under retirement benefit plans - Note O		868		877
Undisbursed special programs		212		206
Other liabilities - Note D		705		771
Total liabilities		118,656		102,487
Equity				
Capital stock - Note M				
Subscribed 14,170,108 shares	170,940		170,940	
Less callable portion	(164,901)		(164,901)	
Additional paid-in capital	5,814		5,813	
	11,853		11,852	
Capital subscriptions receivable	(6)		(6)	
Receivable from members - Note N	(810)		(811)	
Retained earnings	22,898		22,781	
Accumulated other comprehensive income	12	33,947	55	33,871
Total liabilities and equity		$ 152,603		$ 136,358

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2020	2019	**2020**	2019
	(Unaudited)		**(Unaudited)**	
Income				
Loans, after swaps - Notes D and H	$ **526**	$ 842	$ **1,927**	$ 2,622
Investments - Notes C and H				
Interest	**47**	248	**336**	749
Net gains (losses)	**19**	(4)	**18**	30
Other interest income (loss) - Notes H and K	**(1)**	2	**5**	1
Other	**10**	8	**50**	36
Total income	**601**	1,096	**2,336**	3,438
Expenses				
Borrowing expenses, after swaps - Note G, H and I	**203**	597	**1,106**	1,977
Provision for developmental assets credit losses - Note F	**5**	57	**142**	62
Administrative expenses	**221**	202	**633**	593
Special programs	**24**	30	**60**	65
Total expenses	**453**	886	**1,941**	2,697
Operating income	**148**	210	**395**	741
Net fair value adjustments on non-trading portfolios and				
foreign currency transactions - Notes G, H and K	**166**	149	**(66)**	398
Other components of net pension benefit costs - Note O	**-**	13	**-**	56
Board of Governors approved transfers - Note L	**-**	-	**(64)**	(54)
Net income	**314**	372	**265**	1,141
Retained earnings, beginning of period	**22,584**	22,165	**22,781**	21,446
Distributions on behalf of shareholders - Note T	**-**	-	**(110)**	(50)
Cumulative-effect adjustment for expected credit losses - Note B	**-**	-	**(38)**	-
Retained earnings, end of period	$ **22,898**	$ 22,537	$ **22,898**	$ 22,537

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2020	2019	**2020**	2019
	(Unaudited)		**(Unaudited)**	
Net income	$ **314**	$ 372	$ **265**	$ 1,141
Other comprehensive income (loss)				
Reclassification to income - amortization of net actuarial				
losses and prior service credit on retirement				
benefits plans - Note O	**23**	3	**68**	(1)
Net fair value adjustments on borrowings attributable to				
changes in instrument-specific credit risk	**(225)**	125	**(111)**	55
Total other comprehensive income (loss)	**(202)**	128	**(43)**	54
Comprehensive income	$ **112**	$ 500	$ **222**	$ 1,195

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30,		
	2020		2019
Cash flows from lending and investing activities	**(Unaudited)**		(Unaudited)
Lending:			
Loan disbursements	$ **(8,578)**	$	(6,472)
Loan collections	**4,864**		5,269
Net cash used in lending activities	**(3,714)**		(1,203)
Purchase of debt securities	**(206)**		(103)
Purchase of property, net	**(12)**		(28)
Miscellaneous assets and liabilities, net	**81**		14
Net cash used in lending and investing activities	**(3,851)**		(1,320)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	**24,088**		16,423
Repayments	**(12,783)**		(9,888)
Short-term borrowings, net	**83**		203
Cash collateral received	**858**		43
Collections of receivable from members	**-**		10
Distributions paid on behalf of shareholders	**(109)**		(50)
Payments of maintenance of value to members	**(154)**		(51)
Net cash provided by financing activities	**11,983**		6,690
Cash flows from operating activities			
Gross purchases of trading investments	**(56,904)**		(46,913)
Gross proceeds from sale or maturity of trading investments	**48,966**		41,348
Securities purchased under resale agreements	**-**		(500)
Loan income collections, after swaps	**2,071**		2,557
Interest and other costs of borrowings, after swaps	**(1,446)**		(1,936)
Income from investments	**366**		581
Other interest income	**5**		-
Other income	**48**		37
Administrative expenses	**(561)**		(546)
Transfers to the IDB Grant Facility	**(13)**		(41)
Special programs	**(55)**		(76)
Net cash used in operating activities	**(7,523)**		(5,489)
Effect of exchange rate fluctuations on Cash	**1**		(73)
Net increase (decrease) in Cash	**610**		(192)
Cash, beginning of period	**1,215**		835
Cash, end of period	$ **1,825**	$	643

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO, inactive after December 31, 2016), the Intermediate Financing Facility Account (IFF, terminated in April 2020, effective January 1, 2020, as discussed below), and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2019 financial statements and notes therein included in the Bank's Information Statement dated February 27, 2020. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

In April 2020, the Board of Governors approved the transfer of all assets of the IFF to the GRF and the termination of the IFF as of January 1, 2020. The GRF has provided the remaining interest subsidies by either continuing to make subsidy payments in accordance with the terms and conditions set forth in the corresponding loan contracts; or through a one-time payment to settle all expected future subsidy payments.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowance for developmental assets credit losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans. Certain reclassifications have been made in 2019 to conform to the 2020 financial statement presentation.

Accounting pronouncements

On January 1, 2020, the Bank adopted Accounting Standard Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and other related ASUs (collectively referred to as the CECL Standard or the CECL Model) issued by the Financial Accounting Standards Board (FASB). The CECL Model is applicable to the Bank's developmental assets such as loans and held-to-maturity debt securities measured at amortized cost basis, as well as off-balance sheet undisbursed loan commitments and financial guarantees. A cumulative-effect adjustment to the 2020 opening retained earnings of $38 million was recorded. The increase in the allowance is largely driven by the additional allowance assessed on the off-balance sheet undisbursed loan commitments credit exposures in the non-sovereign-guaranteed lending portfolio.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement. The ASU eliminates, modifies, and adds certain disclosure requirements for fair value measurements. The ASU permitted early adoption of any removed or modified disclosures upon issuance of the ASU and the adoption of the additional disclosures until their effective date. The requirements to remove and modify disclosures were early adopted following the retrospective approach as of December 31, 2018. Adoption of the additional disclosures which became effective for the reporting period ending March 31, 2020, did not result in a material change on the Bank's fair value measurement disclosures.

In August 2018, the FASB issued ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans. This ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. For the Bank, this ASU is effective for the reporting period ending December 31, 2020 and the impact of this standard on its financial statements is not expected to be significant.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). The ASU provides optional expedients and exceptions, for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this Update will not apply to contract modifications made or other transactions entered after December 31, 2022. The Bank is eligible to adopt the optional expedients in the ASU as of March 12, 2020 through December 31, 2022. The Bank is currently assessing the impact of this standard on its financial statements.

In April 2020, the U.S. federal banking regulators[4] issued the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised) (the Interagency Statement or the guidance). The Interagency Statement offers practical expedients for evaluating whether loan modifications that occur in response to the COVID-19 pandemic are troubled debt restructurings (TDR). The guidance clarifies that it is not necessary to consider the impact of the COVID-19 pandemic on the financial condition of a borrower in connection with a short-term (e.g., six months) COVID-19 related modification, provided the borrower is current at the date the modification program is implemented. Loans that do not have past due balances at the time of implementing the modification program are not designated as past due because of the reliefs granted under the program, and will generally not be placed on nonaccrual status during the payment deferral period granted under the program. COVID-19 related modifications that do not meet the provisions of the Interagency Statement will be assessed for TDR classification. The Bank elected to apply the guidance. The adoption of the guidance did not have a material impact on the Bank's financial statements.

Credit Losses on Developmental Assets and Related Off-balance sheet Exposures

Upon the initial recognition of each developmental asset, including loans and debt securities, the Bank records an allowance for expected credit losses in accordance with its current estimate of the collectability risk over the contractual life of such asset. The expected credit loss estimate incorporates the effects of past events, current conditions and reasonable and supportable (R&S) forecasts of future economic conditions. In addition, a liability is recorded for estimated expected credit losses for certain off-balance sheet exposures such as undisbursed loan commitments and financial guarantees over the contractual period in which the Bank is exposed to credit risk via a present contractual obligation to extend credit.

For purposes of determining the allowance and liability for credit losses, developmental assets and credit exposures are divided into two main portfolios: sovereign-guaranteed (SG) and non-sovereign-guaranteed (NSG). The amount necessary to adjust the allowance and liability for credit losses at each reporting date to reflect management's current estimate is recorded in net income as a credit loss expense or a reversal of credit loss expense. The Bank elects not to measure an allowance for credit losses for accrued interest receivables, except for SG loans in nonaccrual status (i.e. 180 days past due), as the Bank reverses uncollectible accrued interest in a timely manner following its existing nonaccrual policies.

For both the SG and NSG performing loans (i.e. loans that are not in nonaccrual status), the allowance and liability for expected credit losses is a function of the estimated exposure at default (EAD), probability of default (PD) and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative

---

[4] The Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the National Credit Union Administration, the Office of the Comptroller of the Currency, and the Consumer Financial Protection Bureau.

adjustments are applied as necessary based on management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss estimation model, known model or data limitations, significant changes in portfolio composition or lending operations, and uncertainty associated with economic and business conditions.

The EAD of the Bank's developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

For off-balance sheet credit exposures, EAD is estimated based on projected disbursements for unfunded commitments considering historical experience and projected repayments in accordance with contractual amortization schedules. The Bank does not expect recurring material prepayments in its SG portfolio thus does not incorporate prepayment estimates in the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments. Prepayment assumptions are based on historical data given the common portfolio characteristics that include borrower's country, risk rating and industry sector. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: (i) management has a reasonable expectation at the reporting date that a troubled debt restructuring will be executed with an individual borrower or (ii) the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

Sovereign-guaranteed portfolio

The Bank expects that each of its sovereign-guaranteed loans will be repaid, consistent with its historical experience. As a policy, the Bank does not reschedule and has not written off any SG loans. The Bank monitors the credit quality, nature, and extent of its SG exposure to credit risk by country, and considers loans made to the same sovereign borrower share common risk characteristics.

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank's allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the likelihood of default over the credit exposures' contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor's (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and R&S forecasted economic data, which may affect a country's ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower's gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis.

In addition to the likelihood of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The specific allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan's contractual effective interest rate. Expected cash flows are developed with assumptions that reflect management's best estimates given the specific facts and circumstances of the individual nonaccrual event.

Non-sovereign-guaranteed portfolio

The NSG portfolio consists of loans and debt security investments, which are classified in three sectors – corporates, financial institutions, and project finance – for credit monitoring and portfolio management purposes. The Bank's internal NSG risk rating system is developed using S&P models with certain customizations to reflect the Bank's business. This system relies on a series of sector specific scorecards to determine borrower risk ratings.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody's Impairment Studio models to convert borrower risk ratings to PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios, where each scenario represents a different state of the economy in the R&S period of three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted. After the R&S period, the model reverts to historical averages, on a straight-line basis, and uses the historical PDs published by S&P for similarly rated credits.

For the specific provision for individually assessed loans in nonaccrual status, the determination of the allowance for identified probable losses reflects management's best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset's contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full loan write-offs of NSG loans are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

A summary of the trading portfolio instruments at September 30, 2020 and December 31, 2019 is shown in Note I – Fair Value Measurements.

NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

Loans

The Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. In addition, the Bank offers FFF loans with an embedded commodity option in order to assist borrowers to manage their exposures to commodity price volatility. FFF loans have an interest rate based on LIBOR plus an actual funding margin as well as the Bank's lending spread.

The Bank also makes highly concessional loans to the least developed borrowing members, their agencies or political sub-divisions. Concessional lending is provided by the blending of loans at regular sovereign guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

Loans outstanding as of September 30, 2020 and December 31, 2019 were as follows (in milions):

Developmental Assets	September 30, 2020		December 31, 2019
Loans outstanding	$	100,124	$	96,723
Allowance for credit losses		(451)		(339)
Total	$	99,673	$	96,384

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG loans operations, or with a member country sovereign counter-guarantee.

Under the NSG loans' Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the Bank issues the guarantee, the borrower incurs the underlying financial obligation, and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees.

Outstanding guarantees have remaining maturities ranging from 1 to 14 years, except for trade related guarantees that have maturities of up to 3 years. As of September 30, 2020 and December 31, 2019, guarantees of $717 million and $498 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

	September 30, 2020				December 31, 2019			
	NSG [1]	NSG TFFP[1]	SG[2]	Total	NSG [1]	NSG TFFP[1]	SG[2]	Total
a+ to a-	$ 31	$ -	$ -	$ 31	$ 38	$ -	$ -	$ 38
bbb+ to bbb-	-	-	60	60	-	-	60	60
bb+ to bb-	34	59	-	93	110	72	-	182
b+ to b-	96	139	297	532	87	131	-	218
ccc+ to cc	-	1	-	1	-	-	-	-
SD	-	-	-	-	-	-	-	-
Total	$ 161	$ 199	$ 357	$ 717	$ 235	$ 203	$ 60	$ 498

(1) NSG and NSG TFFP guarantees ratings are represented by the Bank's internal credit risk classification, which maps to S&P's rating scale.
(2) SG guarantees rating is assigned to each borrower country by S&P.

As of September 30, 2020, the current carrying amount of the liability for the guarantee obligations amounted to $35 million.

Multilateral Development Banks (MDBs) Exposure Exchange Agreements
The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into Master Exposure Exchange Agreements (EEA) jointly with other MDBs and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal nonpayment) between MDBs for exposures from borrowing countries in which an MDB is concentrated, to countries in which an MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that are part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

In 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within bank limits, which require the aggregate notional amount of said transactions to remain within 10% of the outstanding loan balance of the sovereign-guaranteed portfolio, and individual country exposures incurred as EEA Seller not exceeding the Bank's 10th largest sovereign-guaranteed exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of September 30, 2020 and December 31, 2019, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

	EEA Seller		
		S&P Rating	
Country	**Amount**	**As of September 30, 2020**	As of December 31, 2019
Angola	$ 85	**CCC+**	B-
Armenia	118	**B-**	BB-
Bosnia & Herzegovina	99	**B**	B
Egypt	720	**B**	B
Georgia	97	**BB**	BB
Indonesia	535	**BBB**	BBB
Jordan	144	**B+**	B+
Macedonia	130	**BB-**	BB-
Montenegro	116	**B+**	B+
Morocco	990	**BBB-**	BBB-
Nigeria	95	**B-**	B
Pakistan	276	**B-**	B-
Serbia	195	**BB+**	BB+
Tunisia	990	**B-**	B
Turkey	311	**B+**	B+
Total	$ 4,901		

	EEA Buyer		
		S&P Rating	
Country	**Amount**	**As of September 30, 2020**	As of December 31, 2019
Argentina	$ 750	**CCC+**	CCC-
Bolivia	92	**B+**	BB-
Brazil	820	**BB-**	BB-
Chile	66	**A+**	A+
Colombia	397	**BBB-**	BBB-
Costa Rica	43	**B**	B+
Dominican Republic	460	**BB-**	BB-
Ecuador	1,066	**B-**	B-
Mexico	800	**BBB**	BBB+
Panama	207	**BBB+**	BBB+
Trinidad & Tobago	200	**BBB-**	BBB
Total	$ 4,901		

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay for one or more of the countries for which exposure is included in the EEA of 180 days (i.e., a nonaccrual event). The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a paripassu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of September 30, 2020 and December 31, 2019, no nonaccrual events have occurred, and the current carrying amount under the guarantees given amounts to $411 million and $442 million, respectively.

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank may also invest in debt securities to further its developmental objectives, mainly co-financed with the Inter-American Investment Corporation (IIC). Generally, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. Debt securities are reported at amortized cost on the Balance Sheet.

The developmental assets accounted for as held-to-maturity debt securities were $318 million and $148 million as of September 30, 2020 and December 31, 2019 respectively. The fair value of debt securities was $343 million and $148 million as of September 30, 2020 and December 31, 2019 respectively. This value includes $2 million of accrued interest as of September 30, 2020 (2019 – none). The net carrying amount is summarized below (in millions):

	As of September 30, 2020		As of December 31, 2019	
Amortized cost basis	$	333	$	148
Allowance for credit losses		(15)		-
Net carrying amount	$	318	$	148

All debt securities mature within 7 years.

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE SHEET EXPOSURES

The credit risk in the Developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance. The Bank's developmental asset portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of September 30, 2020, approximately 94% of the outstanding developmental assets are sovereign-guaranteed (December 31, 2019 – 94%). The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

The recent global crises triggered by the COVID-19 pandemic is expected to have a direct effect on economies related to the Bank's developmental assets and its impact is considered in the calculation of the allowance for credit losses.

CREDIT QUALITY BY PORTFOLIO

Sovereign-guaranteed Loans
When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk

which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower.

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The credit quality of the SG loan portfolio by year of origination as of September 30, 2020 is as follows (in millions):

Country	Credit Rating	Year of origination[1]						
		2020	2019	2018	2017	2016	Prior	Total
Argentina	CCC+	$ 453 $	541 $	1,554 $	782 $	120 $	9,384 $	12,834
Bahamas	BB	200	82	3	-	17	224	526
Barbados	B-	81	-	100	8	9	226	424
Belize	CCC+	12	1	4	-	16	111	144
Bolivia	B+	-	200	116	335	479	2,228	3,358
Brazil	BB-	35	96	370	1,097	324	12,640	14,562
Chile	A+	-	-	15	235	296	304	850
Colombia	BBB-	1,178	903	714	769	898	6,190	10,652
Costa Rica	B	230	395	41	-	-	1,201	1,867
Dominican Republic	BB-	-	401	29	328	-	2,622	3,380
Ecuador	B-	414	553	565	60	442	3,567	5,601
El Salvador	B-	250	200	358	-	18	1,536	2,362
Guatemala	BB-	125	-	33	-	-	1,886	2,044
Guyana	B-	-	1	12	10	-	517	540
Haiti	B-	-	-	-	-	-	-	-
Honduras	BB-	112	108	225	58	140	1,851	2,494
Jamaica	B+	-	2	183	9	145	1,255	1,594
Mexico	BBB	-	1,353	1,431	1,284	1,490	10,755	16,313
Nicaragua	B-	-	-	-	184	140	1,787	2,111
Panama	BBB+	525	351	432	299	485	1,590	3,682
Paraguay	BB	90	150	259	42	249	1,135	1,925
Peru	BBB+	50	113	68	316	48	949	1,544
Suriname	CCC	-	1	1	34	82	375	493
Trinidad and Tobago	BBB-	100	-	-	-	35	624	759
Uruguay	BBB	342	51	264	131	411	1,739	2,938
Venezuela[2]	SD	-	-	-	-	-	2,011	2,011
Total		$ 4,197 $	5,502 $	6,777 $	5,981 $	5,844 $	66,707 $	95,008

(1) Amounts exclude accrued interest.
(2) The loans to Venezuela were placed in nonaccrual status since May 2018.

The country credit ratings presented above are as of September 30, 2020.

Non-sovereign-guaranteed Loans

The Bank does not benefit from sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and for the transaction dimensions.

As of September 30, 2020, NSG outstanding loans are primarily composed of project finance loans, loans to financial institutions and corporate loans, each type using different credit risk scorecards based on S&P's models to perform the borrower risk assessment.

The major credit risk factors considered at the borrower level of a project finance loan may be grouped into the following categories: political risk, commercial or project risk, technical and construction risk, and financial risk. Political risks can be defined as the risks to a project's financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are related to the construction or completion risks, economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to cash flow generation, interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to financial institutions considers country-related risk including regulatory, competition, government support and macro-economic risks, which acts as an anchor for the risk assessment as a whole. Additionally, the rating scorecard assesses the following institution-specific factors: capital adequacy, asset quality, operating policies & procedures and risk management framework; quality of management and decision making; earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support. While the country risk is embedded in the assessment of the borrower, the sovereign rating may also act as a ceiling, at certain rating levels, of the final borrower rating, in view of the close link between the country's creditworthiness and that of the country's financial institutions.

Factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower's management, and financial risks, including a qualitative assessment of financial risks and a quantitative assessment of financial ratios. After consideration of these borrower specific characteristics, extraordinary support from shareholders or from the government, may be considered, if applicable.

The Bank assesses the transaction characteristics through a separate model to determine the LGD which considers the collateral, industry, the seniority of the loan or guarantee, jurisdiction (in terms of bankruptcy and creditors' rights) and guarantees from third parties. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P for similarly rated credits and calculates separately the LGD for each individual loan or guarantee.

The different risks are evaluated incorporating forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to each borrower. In certain instances, Management may consider the need for qualitative adjustments to the calculation.

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of September 30, 2020 is as follows (in millions):

Internal Credit Risk Classification[1]	Year of origination[2]								
	2020	2019	2018	2017	2016	Prior	Revolving loans	Revolving loans converted to term loans	Total
Corporates									
aa+ to aa-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
a+ to a-	-	-	-	-	-	340	-	-	340
bbb+ to bbb-	-	-	-	-	-	73	-	-	73
bb+ to bb-	144	56	30	140	-	25	30	-	425
b+ to b-	39	86	68	42	6	83	-	-	324
ccc+ to d	-	3	11	71	36	137	-	-	258
Subtotal	183	145	109	253	42	658	30	-	1,420
Financial Institutions									
aa+ to aa-	-	-	-	-	-	183	-	-	183
a+ to a-	-	-	-	60	-	-	-	-	60
bbb+ to bbb-	-	62	80	-	-	32	-	-	174
bb+ to bb-	214	219	144	150	11	171	66	-	975
b+ to b-	88	127	44	48	-	166	4	-	477
ccc+ to d	7	-	13	-	-	6	-	44	70
Subtotal	309	408	281	258	11	558	70	44	1,939
Project Finance									
aa+ to aa-	-	-	-	-	-	-	-	-	-
a+ to a-	-	-	-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	22	-	-	-	-	22
bb+ to bb-	5	106	195	84	47	211	-	-	648
b+ to b-	56	22	148	78	142	275	-	-	721
ccc+ to d	-	-	45	23	50	248	-	-	366
Subtotal	61	128	388	207	239	734	-	-	1,757
Total	$ 553	$ 681	$ 778	$ 718	$ 292	$ 1,950	$ 100	$ 44	$ 5,116

(1) NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.
(2) Amounts exclude accrued interest.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from financial institutions, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of EAD, PD and LGD using the internal credit risk classification system.

The credit quality of the developmental held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of September 30, 2020 is as follows (in millions):

Internal Credit Risk Classification	Year of origination[1]			
	2020	2019	2018	Total
aa+ to aa-	$ -	$ -	$ -	$ -
a+ to a-	-	-	-	-
bbb+ to bbb-	95	86	-	181
bb+ to bb-	106	-	-	106
b+ to b-	-	30	-	30
ccc+ to d	-	-	16	16
Total	$ 201	$ 116	$ 16	$ 333

(1)   Amounts exclude accrued interest.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of September 30, 2020.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Sovereign-guaranteed Loans

As of September 30, 2020, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate principal amount of $447 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure.

During 2020, the Bank revised the nonaccrual length assumption to reflect management's current best estimate of the delay in Venezuela's debt service. As a result, a specific reserve of $53 million as of September 30, 2020 ($15 million as of December 31, 2019), is included in the allowance for credit losses. This represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

The assessment and estimation of expected credit losses is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues evolving, Management will monitor its credit exposure periodically and reassess significant assumptions accordingly. A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the three and nine months ended September 30, 2020, 2019 and 2018 is as follows (in millions):

	Three months ended September 30,			Nine months ended September 30,		
	2020	2019	2018	2020	2019	2018
Loans in nonaccrual status as of the beginning of the period	$ 2,011	$ 2,011	$ -	$ 2,011	$ 2,011	$ -
Loans in nonaccrual status as of the end of the period	2,011	2,011	2,011	2,011	2,011	2,011
Interest income recognized on cash basis for loans in nonaccrual status	-	-	-	-	-	11
Loans past due for more than 90 days not in nonaccrual status[1]	-	-	-	-	-	-

(1)   The Bank's policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans 180 days or more past due or in nonaccrual status as of September 30, 2020, 2019 and 2018.

The aging analysis of loans in the SG portfolio as of September 30, 2020 is as follows (in millions):

	Not greater than 90		91 - 180 days		Greater than 180 days		Total past due		Current		Total
Argentina	$	-	$	-	$	-	$	-	$	12,834	$	12,834
Bahamas		-		-		-		-		526		526
Barbados		-		-		-		-		424		424
Belize		-		-		-		-		144		144
Bolivia		-		-		-		-		3,358		3,358
Brazil		4		-		-		4		14,558		14,562
Chile		-		-		-		-		850		850
Colombia		-		-		-		-		10,652		10,652
Costa Rica		-		-		-		-		1,867		1,867
Dominican Republic		-		-		-		-		3,380		3,380
Ecuador		-		-		-		-		5,601		5,601
El Salvador		-		-		-		-		2,362		2,362
Guatemala		-		-		-		-		2,044		2,044
Guyana		-		-		-		-		540		540
Haiti		-		-		-		-		-		-
Honduras		-		-		-		-		2,494		2,494
Jamaica		-		-		-		-		1,594		1,594
Mexico		-		-		-		-		16,313		16,313
Nicaragua		-		-		-		-		2,111		2,111
Panama		-		-		-		-		3,682		3,682
Paraguay		-		-		-		-		1,925		1,925
Peru		-		-		-		-		1,544		1,544
Suriname		1		-		-		1		492		493
Trinidad and Tobago		-		-		-		-		759		759
Uruguay		-		-		-		-		2,938		2,938
Venezuela		4		86		447		537		1,474		2,011
Total	$	9	$	86	$	447	$	542	$	94,466	$	95,008

Non-sovereign-guaranteed Loans

As of September 30, 2020, NSG loans 90 or more days past due amounted to $49 million ($9 million at December 31, 2019). NSG loans with outstanding balances of $321 million as of September 30, 2020 were in nonaccrual status ($315 million at December 31, 2019), including $8 million whose maturity was accelerated (December 31, 2019 - $4 million). These loans were individually assessed to estimate expected credit losses and have a total specific allowance for credit losses of $140 million (2019 - $120 million; 2018 - $228 million).

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the three and nine months ended September 30, 2020, 2019 and 2018 is as follows (in millions):

	Three months ended September 30,			Nine months ended September 30,		
	2020	2019	2018	2020	2019	2018
Loans in nonaccrual status as of the beginning of the period						
Corporate	$ 19	$ 24	$ 40	$ 23	$ 32	$ 42
Financial Institutions	48	6	6	58	6	5
Project Finance	252	360	358	234	341	430
Total	319	390	404	315	379	477
Loans in nonaccrual status as of the end of the period						
Corporate	19	24	32	19	24	32
Financial Institutions	49	55	6	49	55	6
Project Finance	253	299	360	253	299	360
Total	321	378	398	321	378	398
Interest income recognized on cash basis for loans in nonaccrual status						
Corporate	-	1	3	1	3	4
Financial Institutions	1	-	-	3	-	-
Project Finance	-	1	1	2	5	7
Total	1	2	4	6	8	11
Loans past due for more than 90 days not in nonaccrual status						
Corporate	-	-	-	-	-	-
Financial Institutions	-	-	-	-	-	-
Project Finance	-	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -	$ -

The aging analysis of loans in the NSG portfolio as of September 30, 2020 is as follows (in millions):

	Not greater than 30	31 - 60 days	61 - 90 days	Greater 90 days	Total past due	Current	Total
Corporate	$ -	$ -	$ -	$ -	$ -	$ 1,420	$ 1,420
Financial Institutions	-	-	-	49	49	1,890	1,939
Project Finance	-	-	-	-	-	1,757	1,757
Total NSG loans	$ -	$ -	$ -	$ 49	$ 49	$ 5,067	$ 5,116

Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in nonaccrual status when interest or other charges are past due by more than 90 days, or earlier when management has doubts about their future collectability. Income is recorded thereafter on a cash basis until loan service or debt security is current and Management's doubts about future collectability cease to exist.

There were no debt securities past due or in nonaccrual status as of September 30, 2020, 2019 and 2018.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

Sovereign-guaranteed Loans and Guarantees

Expected credit losses are estimated for SG loans and guarantees upon the initial recognition of such assets and over the assets' contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months, upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed in nonaccrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. Loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank's performing SG loans.

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended September 30, 2020, December 31, 2019 and 2018 were as follows (in millions):

Collective allowance for loans outstanding		2020		2019		2018
Balance, beginning of year	$	13	$	5	$	2
Cumulative-effect beginning adjustment [1]		(2)		-		-
Provision for expected credit losses		3		8		3
Write-offs		-		-		-
Recoveries		-		-		-
Balance, end of year	$	14	$	13	$	5

Collective allowance for loan commitments[2] and guarantees		2020		2019		2018
Balance, beginning of year	$	-	$	-	$	-
Cumulative-effect beginning adjustment [1]		1		-		-
Provision for expected credit losses		1		-		-
Write-offs		-		-		-
Recoveries		-		-		-
Balance, end of year	$	2	$	-	$	-

Individually assessed loans		2020		2019		2018
Balance, beginning of year	$	15	$	17	$	-
Cumulative-effect beginning adjustment [1]		-		-		-
Provision (credit) for expected credit losses		38		(2)		17
Write-offs		-		-		-
Recoveries		-		-		-
Balance, end of year	$	53	$	15	$	17

(1)   Effective January 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL). The beginning balance of 2020 includes a cumulative-effect adjustment which reflects the one-time cumulative impact of adopting the CECL methodology. See Note B – Summary of Significant Accounting Policies for a full description of the methodology.
(2)   The allowance for loan commitment losses became a requirement upon the implementation of the expected credit loss model on January 1, 2020.

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio is as follows (in millions):

SG loans		September 30, 2020		December 31, 2019
Accrued interest receivable on SG loans outstanding[1] as of	$	480	$	612
Accrued interest receivable reversed, for the periods ended		-		-

(1)   There was no allowance for expected credit losses recognized on the accrued interest receivables in any of the reporting periods.

Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's credit risk classification system that maps on a one to one basis to that of the S&P foreign currency credit rating with a point in time term structure. The expected credit loss calculation also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank has specific loss allowances for NSG loans in nonaccrual status, which are individually evaluated.

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended September 30, 2020, December 31, 2019 and 2018 were as follows (in millions):

Collective allowance for loans outstanding		2020		2019		2018
Balance, beginning of year	$	192	$	176	$	210
Cumulative-effect beginning adjustment [1]		2		-		-
Provision (credit) for expected credit losses		50		16		(34)
Write-offs		-		-		-
Recoveries		-		-		-
Balance, end of year	$	244	$	192	$	176

Collective allowance for loan commitments[2] and guarantees		2020		2019		2018
Balance, beginning of year	$	9	$	8	$	7
Cumulative-effect beginning adjustment [1]		30		-		-
Provision for expected credit losses		19		1		1
Write-offs		-		-		-
Recoveries		-		-		-
Balance, end of year	$	58	$	9	$	8

Individually assessed loans		2020		2019		2018
Balance, beginning of year	$	120	$	228	$	334
Cumulative-effect beginning adjustment [1]		-		-		-
Provision (credit) for expected credit losses		22		20		(22)
Write-offs		(2)		(128)		(84)
Recoveries		-		-		-
Balance, end of year	$	140	$	120	$	228

(1) Effective January 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL). The beginning balance of 2020 includes a cumulative-effect adjustment which reflects the one-time cumulative impact of adopting the CECL methodology. See Note B – Summary of Significant Accounting Policies for a full description of the methodology.
(2) The allowance for loan commitments and guarantee losses are included in Other liabilities in the Condensed Balance Sheet.

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio is as follows (in millions):

NSG loans		September 30, 2020		December 31, 2019
Accrued interest receivable on NSG loans outstanding as of	$	46	$	46
Accrued interest receivable reversed [1] for the periods ended		1		-

(1) Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities

The changes in the total allowance for expected credit losses related to the held-to-maturity debt security portfolio for the period ended September 30, 2020 was as follows (in millions):

	2020
Balance, beginning of year	$ -
Cumulative-effect beginning adjustment [1]	6
Provision for expected credit losses	9
Write-offs	-
Recoveries	-
Balance, end of year	$ 15

(1)   Prior to the adoption of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, in January 2020, held-to-maturity debt securities were evaluated for other-than-temporary impairment (OTTI). OTTI is recognized if the fair value of the assets is less than its amortized cost basis and if, based on certain criteria, the decline in fair value is considered other than temporary. As of December 31, 2019, and 2018, there was no OTTI recognized for the outstanding held-to-maturity debt securities. The beginning balance of 2020 includes a cumulative-effect adjustment which reflects the one-time cumulative impact of adopting the CECL methodology. See Note B – Summary of Significant Accounting Policies for a full description of the methodology.

Accrued interest receivable on debt securities outstanding amounted to $2 million as of September 30, 2020 (none - 2019 and 2018). No accrued interest receivable was reversed or written-off in any of the reporting periods.

Troubled debt restructurings

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans. A modification of an NSG loan or held-to-maturity debt security is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower. A loan restructured under a troubled debt restructuring is individually assessed to estimate the allowance for expected credit losses.

The Bank does not have any commitments to lend additional funds to debtors owing receivables whose terms have been modified in a troubled debt restructuring.

In April 2020, a number of measures including short-term waivers and covenant adjustments, deferrals for six months and rescheduling of loan payments were approved to support borrowers who may experience short-term financial or operational issues as a result of the COVID-19 pandemic. As of September 30, 2020, the Bank evaluated loans with outstanding balance of $167 million under the recently adopted guidance, the Interagency Statement[5], and determined that the modifications are not considered troubled debt restructurings. These loans were fully performing at the time the program was implemented. The reliefs provided are short-term arrangements of principal deferrals amounting to $8 million. The loans continue to accrue interest during the deferral period and are not reported as past due or nonaccrual assets. The Bank continues to estimate the allowance for expected credit losses for these loans under the NSG collective loss allowance process.

During the first nine months of 2020, there was one troubled debt restructuring of NSG loans classified as impaired, with an outstanding balance of $1 million, and a specific allowance for loan losses of $1 million. Such agreement was modified to provide a new facility and to extend the repayment date. There were no significant payment defaults on loans previously modified in a trouble debt restructuring.

During 2019, there was one troubled debt restructuring of a Project Finance NSG loan, with an outstanding balance of $11 million, no undisbursed balance, and a specific allowance for credit losses of $7 million. Such loan agreements were mainly modified to provide a new facility and to extend the repayment date. There were no payment defaults on loans previously modified in a troubled debt restructuring.

NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income

(5)   For a description of the guidance, see Accounting pronouncements section in Note B - Summary of Significant Accounting Policies.

while recognizing remaining borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2020 and 2019, as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2020	2019	2020	2019
Borrowing expenses-Interest, after swaps	$ (385)	$ (405)	$ (1,171)	$ (1,217)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(337)	176	(1,549)	(1,199)
Total changes in fair value included in Net income	$ (722)	$ (229)	$ (2,720)	$ (2,416)

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) back to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings amounted to $2 million for the period ended September 30, 2020 (2019 - $(10) million).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2020 and December 31, 2019, was as follows (in millions):

	September 30, 2020	December 31, 2019
Fair value	$ 79,453 [1]	$ 65,112 [1]
Unpaid principal outstanding	75,202	63,115
Fair value over unpaid principal outstanding	$ 4,251	$ 1,997

(1) Includes accrued interest of $443 million at September 30, 2020 and $487 million at December 31, 2019.

NOTE H – DERIVATIVES

Risk management strategy and use of derivatives
The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

The Bank also supports its borrowers' ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure.

Accounting for derivatives

All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments. The Bank occasionally issues debt securities that contain embedded derivatives. These hybrid securities are carried at fair value under the elected Fair Value Option. When certain derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity conversion options embedded in loans, they are bifurcated from the host contract, recorded at fair value as derivative assets or liabilities, and included in Other assets and Other liabilities in the Balance Sheet.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments - Net gains (losses) for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments, as well as for the commodity conversion options.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

Financial statements presentation

The Bank's derivative instruments as of September 30, 2020 and December 31, 2019, their related gains and losses and their impact on cash flows for the three and nine months ended September 30, 2020 and 2019, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flow as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	September 30, 2020[1]		December 31, 2019[1]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments - Trading	$ 5	$ 329	$ 22	$ 70
	Loans	892	445	738	91
	Borrowings	1,156	1,307	583	1,451
	Accrued interest and other charges -On swaps, net	22	(72)	(5)	(4)
Interest rate swaps	Currency and interest rate swaps				
	Investments - Trading	-	502	10	231
	Loans	17	610	3	359
	Borrowings	2,759	13	808	70
	Other	2	30	2	1
	Accrued interest and other charges -On swaps, net	135	111	33	120
Options	Other assets	6	-	-	-
	Other liabilities	-	6	-	-
		$ 4,994	$ 3,281	$ 2,194	$ 2,389

(1)   Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended September 30,		Nine months ended September 30,	
		2020	2019	2020	2019
Currency swaps					
Investments - Trading	Income from Investments:				
	Interest	$ (2)	$ 21	$ 16	$ 61
	Net gains (losses)	13	-	16	32
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(280)	81	(295)	38
Loans	Income from loans, after swaps	(10)	(23)	16	(88)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(297)	221	(51)	136
Borrowings	Borrowing expenses, after swaps	120	34	237	95
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	644	(284)	293	65
Interest rate swaps					
Investments - Trading	Income from Investments:				
	Interest	(68)	5	(129)	36
	Net gains (losses)	68	(39)	(284)	(298)
Loans	Income from loans, after swaps	(41)	(15)	(91)	(41)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	68	(60)	(236)	(260)
Borrowings	Borrowing expenses, after swaps	208	15	353	(156)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(195)	351	1,801	1,863
Other	Other interest income	(3)	-	(1)	(2)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	21	-	(30)	4
Futures					
Investments - Trading	Income from Investments:				
	Net gains (losses)	(1)	-	(7)	(1)
		$ 245	$ 307	$ 1,608	$ 1,484

Condensed Statement of Cash Flows

Derivatives not Designated as Hedging Instruments	Location of inflows (outflows) from Derivatives	Three months ended September 30,		Nine months ended September 30,	
		2020	2019	2020	2019
Loans	**Cash flows from lending and investing activities:**				
	Miscellaneous assets and liabilities, net	$ **20**	$ 37	$ **148**	$ 49
	Cash flows from operating activities:				
	Loan income collections, after swaps	**(17)**	90	**(50)**	3
Borrowings	**Cash flows from financing activities:**				
	Medium- and long-term borrowings				
	Proceeds from issuance	**(12)**	(36)	**(21)**	1
	Repayments	**(25)**	(235)	**(407)**	(244)
	Cash flows from operating activities:				
	Interest and other cost of borrowings, after swaps	**(195)**	(42)	**(39)**	(143)
Investments - Trading	**Cash flows from operating activities:**				
	Gross purchase of trading investments	**(29)**	25	**349**	20
	Gross proceeds from sale or maturity of trading investments	**(65)**	(28)	**55**	64
	Income from investments	**16**	18	**(54)**	84
Other	**Cash flows from operating activities:**				
	Other interest income	**1**	-	**5**	(1)
		$ **(306)**	$ (171)	$ **(14)**	$ (167)

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2020 and December 31, 2019 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. The Other category includes interest rate swaps used to maintain the equity duration within policy limits. Futures and Options are shown at the notional amounts of the underlying contracts.

	September 30, 2020					
	Currency swaps		Interest Rate swaps		Futures & Options	
Derivative type/Rate type	Receivable	Payable	Receivable	Payable	Underlying contract	
Investments						
Fixed	$ -	$ 9,419	$ -	$ 13,461	$ -	
Adjustable	9,316	170	13,561	100	-	
Loans						
Fixed	-	11,341	119	9,320	-	
Adjustable	13,083	1,281	9,196	1	-	
Borrowings						
Fixed	20,982	572	63,411	-	-	
Adjustable	1,366	23,180	1,200	64,611	-	
Other						
Fixed	-	-	206	3,079	-	
Adjustable	-	-	3,079	206	-	
Futures					40	
Options	-	-	-	-	31	

Derivative type/Rate type	December 31, 2019					
	Currency swaps		Interest Rate swaps		Futures	
	Receivable	Payable	Receivable	Payable	Underlying contract	
Investments						
Fixed	$ -	$ 5,202	$ -	$ 15,778	$ -	
Adjustable	5,278	103	15,778	-	-	
Loans						
Fixed	-	9,528	150	5,672	-	
Adjustable	11,568	1,568	5,518	1	-	
Borrowings						
Fixed	19,648	405	53,314	-	-	
Adjustable	1,034	21,719	1,200	54,414	-	
Other						
Fixed	-	-	488	150	-	
Adjustable	-	-	150	488	-	
Futures	-	-	-	-	73	

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of September 30, 2020 and December 31, 2019 are as follows (in millions):

Description	September 30, 2020	December 31, 2019
Derivatives		
Gross Amounts of Assets presented in the Balance Sheet [1]	$ 4,994	$ 2,194
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	(2,858)	(1,778)
Collateral Received [3]	(2,003)	(321)
Net Amount	$ 133	$ 95
Derivatives		
Gross Amounts of Liabilities presented in the Balance Sheet [2]	(3,281)	(2,389)
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	2,853	1,778
Net Amount	$ (428)	$ (611)

(1) Includes accrued interest of $157 million and $28 million in 2020 and 2019, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(2) Includes accrued interest of $39 million and $116 million in 2020 and 2019, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(3) Includes cash collateral amounting to $910 million (2019 - $52 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at September 30, 2020 is $428 million ($611 million at December 31, 2019) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $64 million at September 30, 2020 ($121 million at December 31, 2019).

The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party, (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank, and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE I – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -   Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -   Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price.

Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2020 and December 31, 2019, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements September 30, 2020 [1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 4,562	$ 4,562	$ -	$ -
U.S. Government-sponsored enterprises	478	-	478	-
Obligations of non-U.S.governments	8,101	1,073	7,028	-
Obligations of non-U.S. agencies	13,268	-	13,268	-
Obligations of non-U.S. sub-sovereigns	4,340	-	4,340	-
Obligations of supranationals	3,299	-	3,299	-
Bank obligations [2]	7,915	-	7,915	-
Corporate securities	1,929	-	1,929	-
Mortgage-backed securities	6	-	6	-
Asset-backed securities	11	-	3	8
Total Investments - Trading	43,909	5,635	38,266	8
Currency and interest rate swaps	4,988	-	4,988	-
Options [3]	6	-	6	-
Total	$ 48,903	$ 5,635	$ 43,260	$ 8

(1)   Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $114 million for trading investments and $157 million for currency and interest rate swaps.
(2)   May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)   Included in Other assets.

Assets	Fair Value Measurements December 31, 2019 [1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 2,398	$ 2,398	$ -	$ -
U.S. Government-sponsored enterprises	524	-	524	-
Obligations of non-U.S.governments	4,683	230	4,453	-
Obligations of non-U.S. agencies	12,032	-	12,032	-
Obligations of non-U.S. sub-sovereigns	3,753	-	3,753	-
Obligations of supranationals	1,448	-	1,448	-
Bank obligations [2]	8,248	-	8,248	-
Corporate securities	1,338	-	1,338	-
Mortgage-backed securities	7	-	7	-
Asset-backed securities	13	-	4	9
Total Investments - Trading	34,444	2,628	31,807	9
Currency and interest rate swaps	2,194	-	2,194	-
Total	$ 36,638	$ 2,628	$ 34,001	$ 9

(1)   Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges of $155 million for trading investments and $28 million for currency and interest rate swaps.
(2)   May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2020 [1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 79,453	$ -	$ 79,453	$ -
Currency and interest rate swaps	3,275	-	3,275	-
Options [2]	6	-	6	-
Total	$ 82,734	$ -	$ 82,734	$ -

(1)   Represents the fair value of the referred liabilities, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest on borrowings of $443 million for borrowings and under Accrued interest and other charges of $39 million for currency and interest rate swaps.
(2)   Included in Other liabilities.

Liabilities	Fair Value Measurements December 31, 2019 [1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	65,112	$	-	$	65,112	$	-
Currency and interest rate swaps		2,389		-		2,389		-
Total	$	67,501	$	-	$	67,501	$	-

(1)   Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $486 million for borrowings and under Accrued interest and other charges of $116 million for currency and interest rate swaps.

As of September 30, 2020, the investment portfolio includes $8 million of securities classified as Level 3 ($9 million as of December 31, 2019). There was no activity associated with Level 3 financial assets and financial liabilities for the nine months ended September 30, 2020 or 2019.

There were no transfers between levels during the first nine months of 2020 or 2019, for securities held at the end of those reporting periods.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note J – Fair Values of Financial Instruments.

NOTE J – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note I – Fair Value Measurements:

Cash
The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Debt securities
The fair values of debt securities are estimated using a discounted cash flow method.

Swaps
Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings
The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of September 30, 2020 and December 31, 2019 (in millions):

| | September 30, 2020[1] | | December 31, 2019[1] | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 1,825	$ 1,825	$ 1,215	$ 1,215
Investments - Trading	43,909	43,909	34,444	34,444
Developmental Assets				
Loans outstanding, net[2]	100,229	101,728	97,070	97,103
Debt securities, net	320	343	148	148
Currency and interest rate swaps receivable				
Investments - Trading	3	3	23	23
Loans	888	888	741	741
Borrowings	4,094	4,094	1,428	1,428
Others	2	2	2	2
Other assets [3]	452	322	442	310
Borrowings				
Short-term	1,358	1,358	1,273	1,273
Medium- and long-term:				
Measured at fair value	79,453	79,453	65,112	65,112
Measured at amortized cost	30,394	32,455	31,315	32,317
Currency and interest rate swaps payable				
Investments - Trading	922	922	364	364
Loans	1,083	1,083	468	468
Borrowings	1,240	1,240	1,556	1,556
Others	30	30	1	1
Liabilities				
Other liabilities [3]	452	322	442	310

(1)   Includes accrued interest.
(2)   Includes Accrued interest and other charges.
(3)   Amounts are related to EEA guarantees given, the non-contingent liability for the obligation under the SG and NSG guarantees and options.

NOTE K – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and nine months ended on September 30, 2020 and 2019, comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2020	2019	**2020**	2019
Fair value adjustment - gains (losses) [1]				
Borrowings	$ **(337)**	$ 176	$ **(1,549)**	$ (1,199)
Derivatives				
Borrowing swaps	**449**	67	**2,093**	1,929
Lending swaps	**(229)**	161	**(286)**	(124)
Equity duration swaps	**21**	-	**(30)**	4
Currency transaction gains (losses) on borrowings				
and loans at amortized cost, and other	**262**	(255)	**(294)**	(212)
	$ **166**	$ 149	$ **(66)**	$ 398

(1)   Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $(66) million (2019 - $398 million) mostly relate to changes in the fair value of: (a) lending swaps due to changes in USD interest rates, which are not fully offset with changes in the value of certain borrowing swaps related to borrowings that are not recorded at fair value; and (b) equity duration swaps due to changes in USD interest rates.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three and nine months ended on September 30, 2020 and 2019, comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2020	2019	**2020**	2019
Currency transaction gains (losses):				
Borrowings, at fair value	$ **(549)**	$ 590	$ **454**	$ 637
Derivatives, at fair value:				
Borrowing swaps	**593**	(551)	**(283)**	(594)
Lending swaps	**(293)**	220	**154**	180
	(249)	259	**325**	223
Currency transaction gains (losses) related to:				
Borrowings, at amortized cost	**(10)**	17	**92**	6
Loans	**282**	(245)	**(327)**	(199)
Other	**(10)**	(27)	**(59)**	(19)
	262	(255)	**(294)**	(212)
Total	$ **13**	$ 4	$ **31**	$ 11

NOTE L – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

Income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2020, the Board of Governors approved income transfers from the Bank to the GRF amounting to $64 million (2019 - $54 million).

Income transfers are recognized as an expense when approved by the Board of Governors and will be funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE M – CAPITAL STOCK

There were no changes in subscribed capital during the nine months ended September 30, 2020 and the year ended December 31, 2019.

Since 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval, as part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets. The transfer was recorded as Additional paid-in capital (APIC) of $5,812 million, partially offset by Receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

NOTE N – RECEIVABLE FROM MEMBERS

As a result of the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, FSO's Receivable from members balance was carried over to the Bank and is reported as a reduction of Equity on the Balance Sheet. Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or part of a member's contribution quotas on previous replenishments. The payment of contribution quotas is conditional on the member budgetary and, in some cases, legislative processes.

The composition of the net receivable from members as of September 30, 2020 and December 31, 2019, is as follows (in millions):

	September 30, 2020	December 31, 2019
Regional developing members	$ 702	$ 701
Canada	48	46
Non-regional members, net	57	(89)
Total	$ 807	$ 658

The amounts are represented in the Condensed Balance Sheet as follows (in millions):

	September 30, 2020	December 31, 2019
Receivable from members	$ 810	$ 811
Amounts payable to maintain value of currency holdings	(3)	(153)
Total	$ 807	$ 658

During 2017, the Board of Directors authorized Management to: (i) convert to US dollars all non-US dollar currencies subject to MOV for which the Bank has a payable MOV balance to the member country contributor of that currency; (ii) carry out bilateral negotiations with each respective member country to decide on the timing of the conversion and subsequent settlement of such balances before May 2019; and (iii) convert and settle any and all balances subject to MOV if or when the fluctuation of exchange rates at some point in the future results in a payable for the Bank through a standing authorization. Currencies subject to MOV for which the Bank currently has a receivable MOV balance will not be converted into US dollars at this time. During 2020, one country has agreed to the settlement of their currency of the MOV payable obligations totaling $154 million (2019 - $156 million).

NOTE O – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions

All contributions are made in cash during the fourth quarter of the year. As of September 30, 2020, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2020 is $56 million and $31 million, respectively, the same amounts disclosed in the December 31, 2019 financial statements. Contributions for 2019 were $58 million and $29 million, respectively.

Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2020 and 2019 (in millions):

| | Pension Benefits | | | |
| | Three months ended September 30, | | Nine months ended September 30, | |
	2020	2019	2020	2019
Service cost [1]	$ 34	$ 24	$ 102	$ 73
Interest cost	40	44	122	132
Expected return on plan assets [2]	(59)	(56)	(176)	(173)
Amortization of net actuarial losses				
Prior service loss	-	1	1	1
Net actuarial losses	17	4	51	6
Net periodic benefit cost	$ 32	$ 17	$ 100	$ 39

(1) Included in the Administrative expenses.
(2) The expected return of plan assets is 5.75% in 2020 and 6.00% in 2019.

| | Postretirement Benefits | | | |
| | Three months ended September 30, | | Nine months ended September 30, | |
	2020	2019	2020	2019
Service cost [1]	$ 9	$ 7	$ 27	$ 21
Interest cost	19	20	57	60
Expected return on plan assets [2]	(23)	(23)	(71)	(74)
Amortization of:				
Prior service credit	(3)	(3)	(9)	(9)
Net actuarial losses	9	1	25	1
Net periodic benefit cost (credit)	$ 11	$ 2	$ 29	$ (1)

(1) Included in the Administrative expenses.
(2) The expected return of plan assets is 5.50% in 2020 and 6.00% in 2019.

NOTE P – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary, but in which it is deemed to hold significant variable interest at September 30, 2020. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $368 million at September 30, 2020 and $335 million at December 31, 2019. The Bank's total loans outstanding to these VIEs was $32 million ($34 million at December 31, 2019). No guarantees were outstanding to these VIEs at September 30, 2020 and December 31, 2019. Amounts committed not yet disbursed related to such loans and guarantees amounted to $3 million ($7 million at December 31, 2019), which combined with outstanding amounts results in a total maximum Bank exposure of $35 million at September 30, 2020 ($41 million at December 31, 2019).

The Bank is considered the primary beneficiary of three entities and has made loans amounting to approximately $162 million at September 30, 2020 and December 31, 2019. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $162 million at September 30, 2020 and December 31, 2019, which is considered immaterial, thus not consolidated with the Bank's financial statements.

NOTE Q – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Nine months ended September 30,			
	2020		2019	
Net income	$	**265**	$	1,141
Difference between amounts accrued and amounts paid or collected for:				
Loan income		**144**		(65)
Income from investments		**7**		(175)
Other interest income		**-**		(1)
Other income		**(2)**		1
Interest and other costs of borrowings, after swaps		**(340)**		41
Administrative expenses, including depreciation		**72**		47
Special programs		**5**		(11)
Transfers to the IDB Grant Facility		**51**		13
Net fair value adjustments on non-trading portfolios and foreign currency transactions		**66**		(398)
Net increase in trading investments		**(7,938)**		(6,065)
Net unrealized (gains) losses on trading investments		**5**		(23)
Other components of net pension benefit costs		**-**		(56)
Provision for loan and guarantee losses		**142**		62
Net cash used in operating activities	$	**(7,523)**	$	(5,489)
Supplemental disclosure of noncash activities				
Increase (decrease) resulting from exchange rate fluctuations:				
Trading investments	$	**(33)**	$	(14)
Loans outstanding		**(169)**		(15)
Debt securities		**(21)**		-
Borrowings		**(261)**		(49)
Receivable from members, net		**(5)**		5

NOTE R – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the nine months ended September 30, 2020 and 2019, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

| | Nine months ended September 30, | |
	2020	2019
Argentina	$ 287	$ 352
Brazil	252	421
Colombia	226	271
Mexico	278	508

NOTE S – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Bank's financial position, results of operations or cash flows.

The recent global outbreak of COVID-19 has disrupted economic markets and created significant volatility. The operational and financial performance of the companies in which the Bank invests depends on future developments, including the duration and spread of the outbreak. Such uncertainty may impact the fair value of the Bank's investments and the credit worthiness of the Bank's loan borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

NOTE T – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG loans activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities are originated by the IIC and largely co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG loans portfolio.

Pursuant to such reorganization, the Bank and the IIC entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $17 million and $55 million, respectively, for the nine month period ended September 30, 2020 (2019 - $15 million and $53 million, respectively).

Also, as part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2020, the Board of Governors approved a $110 million distribution (2019 - $50 million) to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

The Bank also charges fees for the administration of the Multilateral Investment Fund II (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank's lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $7 million and $1 million, respectively, for the nine month period ended September 30, 2020 (2019- $5 million and $1 million, respectively).

The Bank received deposits from Central Banks and Official Institutions in the Bank's member countries totaling $183 million as of September 30, 2020 (December 31, 2019– $20 million) with maturities of up to 30 days.

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This guarantee allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia, and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. As of September 30, 2020, there were no nonaccrual events in Brazil, as well as no eligible exposures outstanding under this guarantee.

Other significant transactions with IIC, IFF, GRF and Pension Plans are disclosed in the Note to which they relate.

NOTE U – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 6, 2020, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2020.